SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FA	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

Founded 1866

September 28, 2011

VIA EDGAR

Mr. John Ganley Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Post-Effective Amendment No. 187 to the Registration Statement on Form N-1A of BlackRock Funds (the “Trust”) relating to the BlackRock Commodity Strategies Fund

Dear Mr. Ganley:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 187 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock Commodity Strategies Fund (the “Fund”), formerly known as BlackRock Commodity Strategies Portfolio.

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on September 29, 2011.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 21, 2011 regarding the Trust’s Post-Effective Amendment No. 170 to its Registration Statement filed with the Commission on June 2, 2011 for the purpose of registering a new series of the Trust. The Staff’s comments are described below and have been summarized

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

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to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus

Comment 1: In the “Fund Overview – Investment Objective” section, please consider removing the reference to the Fund being a series of BlackRock Funds.

Response: This disclosure is included consistently in multiple prospectuses for various series of the Trust. The Fund believes the disclosure is helpful to investors in understanding the Trust’s structure, and has elected to retain the disclosure.

Comment 2: Please provide a completed Fee Table to the Staff prior to making a filing pursuant to Rule 485(b) for the Fund.

Response: A completed fee table was provided supplementally to the Staff on September 27, 2011.

Comment 3: The Staff continues to object to the first footnote that discusses the CDSC payable under certain circumstances upon the redemption of Investor A Shares.

Response: The Fund respectfully declines to delete footnote 1 to the Fee Table. The Fund refers the Staff to the correspondence filed with Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A of BlackRock Global SmallCap Fund, Inc. (File Nos. 033-63399 and 811-07171) by Willkie Farr & Gallagher LLP, which discusses the Fund’s rationale for not deleting footnote 1 to the Fee Table.

Comment 4: Will the “Other Expenses” line item in the Fee Table include dividends paid on short sales? If so, consider including a footnote to the table explaining this.

Response: The Fund confirms that “Other Expenses” will include dividends paid on short sales. Short sales are not a primary strategy of the Fund; therefore, the Fund does not currently intend to include a separate line item for dividends paid on short sales. The Fund will consider in the future whether such a line item (or footnote) is appropriate.

Comment 5: Will commodity pools be included in the “Acquired Fund Fees and Expenses” line item?

Response: The Fund may invest in commodity pools, including exchange-traded-fund (“ETF”) commodity pools, and investment trusts. Although commodity pools and certain investment

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trusts do not expressly fall within the definition of the term “Acquired Fund” set forth in Form N-1A, the Fund believes that such pooled entities should be included and does include such commodity pools and investment trusts as “acquired funds.”

Comment 6: If the Fund enters into derivative transactions with counterparties, will there be a cap on exposure to a particular counterparty? No additional disclosure is required if exposure to any one counterparty is limited to 25% or less of total assets. If there is no such limit, consider providing a covenant to add disclosure relating to a counterparty if exposure to a particular counterparty reaches 25%.

Response: The Fund has confirmed that it does not expect to have exposure to a particular counterparty of more than 25% at any time. At the Staff’s request, disclosure to this effect has been added to the Statement of Additional Information.

Comment 7: Please replace the derivatives risk factor with more specific risk disclosure that details the risks of investing in particular types of derivative transactions in which the Fund invests. In addition, please disclose in the primary strategies/risks disclosure only those types of derivative transactions that are in fact primary strategies/risks.

Response: The disclosure in the Registration Statement currently states that the Fund will invest in commodity linked notes and other commodity linked derivatives, and also includes (in addition to the “Derivatives Risk” disclosure) specific risk disclosure relating to “Commodities Investment Risk,” “Commodity-Linked Derivatives Risk,” “Commodity-Linked Notes Risk,” and “Commodities Regulatory Risk.” The “Commodity-Linked Derivatives Risk” and “Commodity-Linked Notes Risk” disclosure has been moved to the “Derivatives Risk” disclosure.

The “Derivatives Risk” under “Fund Overview — Principal Risks of Investing in the Fund” has bee revised to read as follows:

“The Fund’s use of derivatives may reduce the Fund’s returns and/or increase volatility. Volatility is defined as the characteristic of a security, an index or a market to fluctuate significantly in price within a short time period. Derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligation. A risk of the Fund’s use of derivatives is that the fluctuations in their values may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Fund to sell or otherwise close a derivatives position could expose the Fund to losses and could make derivatives more difficult for the Fund to value accurately. Derivatives may give rise to a form of leverage and may expose the Fund to greater risk and increase its costs. Recent legislation calls for new regulation of the derivatives markets. The extent and

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impact of the regulation is not yet known and may not be known for some time. New regulation may make derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the value or performance of derivatives.

Risks Specific to Certain Derivatives Used by the Fund

Commodity-Linked Derivatives — The value of a commodity-linked derivative investment typically is based upon the price movements of a commodity, a commodity futures contract or commodity index, or some other readily measurable economic variable. The value of commodity-linked derivative instruments may be affected by changes in overall market movements, volatility of the underlying benchmark, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments. The value of commodity-linked derivatives will rise or fall in response to changes in the underlying commodity or related index. Investments in commodity-linked derivatives may be subject to greater volatility than non-derivative based investments. A highly liquid secondary market may not exist for certain commodity-linked derivatives, and there can be no assurance that one will develop.

Commodity-linked derivatives also may be subject to credit and interest rate risks that in general affect the values of fixed-income securities. Therefore, at maturity, the Fund may receive more or less principal than it originally invested. The Fund might receive interest payments that are more or less than the stated coupon interest payments.

In connection with the Fund’s direct and indirect investments in commodity-linked derivatives, the Fund will attempt to manage its counterparty exposure so as to limit its exposure to any one counterparty. However, due to the limited number of entities that may serve as counterparties (and which the Fund believes are creditworthy) at any one time the Fund may enter into swap agreements with a limited number of counterparties and may invest in commodity-linked notes issued by a limited number of issuers that will act as counterparties, which may increase the Fund’s exposure to counterparty credit risk. There can be no assurance that the Fund will be able to limit exposure to any one counterparty at all times.

Commodity-Linked Notes — Commodity-linked notes involve substantial risks, including the risk of loss of a significant portion of their principal value. In addition to commodity risk and general derivatives risk, they may be subject to additional special risks, such as risk of loss of interest and principal, lack of secondary market and risk of greater volatility, that do not affect traditional equity and debt securities.

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Swaps — Swap agreements involve the risk that the party with whom the Fund has entered into the swap will default on its obligation to pay the Fund and the risk that the Fund will not be able to meet its obligations to pay the other party to the agreement.

Forward Foreign Currency Exchange Contracts — Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow the Fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.”

Comment 8: Please reverse the reference to prices rising and falling in the “Interest Rate Risk” disclosure.

Response: The Fund notes that as it both purchases and sells fixed-income securities, both the rise and fall of prices of such securities affect the Fund. The Fund does not believe the order is meaningful in this risk factor, and the Fund respectfully declines to revise the order.

Comment 9: Please add disclosure stating that shareholders will be given 60 days’ notice if the Fund changes its policy to invest 80% of total assets in certain securities. This disclosure may be included in either the summary section or the “Details About the Fund” section.

Response: The Fund has removed the 80% test, and therefore has deleted the third paragraph under “Fund Overview – Principal Investment Strategies of the Fund” and the second paragraph under “Details About the Fund – Primary Investment Strategies.” Because the Fund’s name implies a strategy and not a type of investment, the Fund is not subject to the requirement in Rule 35d-1 to have an 80% test. The disclosure under “Fund Overview – Principal Strategies of the Fund” now begins with the following:

“The Fund utilizes two strategies and under normal circumstances, expects to invest approximately 50% of its total assets in each strategy; provided, however, that from time to time, Fund management may alter the weightings if it deems it prudent to do so based on market conditions, trends or movements or other similar factors.

One strategy focuses on investments in commodity-linked derivatives. To meet coverage and collateral requirements associated with these derivative investments, and to invest excess cash, the Fund holds a portion of its portfolio in investment-grade short-term fixed-income securities. The other strategy focuses on equity investments in commodity-related companies, including, but not limited to, companies operating in the mining, energy and agricultural sectors. The Fund invests in equity securities of such companies in order to complement the commodity exposures achieved through

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investments in commodity-linked derivatives. Taken together, these two strategies offer broad exposure to global commodities market trends across asset classes, industries, sectors, and regions.”

The Fund does not believe that the name of the Fund is in any way misleading, given the Fund’s exposure to commodities and commodity-related companies.

Comment 10: Will cash and short-term instruments used as margin be included in the 80% basket, and, if so, why is this appropriate?

Response: As discussed above in the response to Comment 9, the Fund will not be subject to an 80% test.

Comment 11: How will the Fund value derivatives, particularly swaps, for purposes of the 80% test of total assets invested in certain securities? Will the Fund use the notional amount for swaps? If yes, explain why this is consistent with the names rule.

Response: As discussed above in the response to Comment 9, the Fund will not be subject to an 80% test.

Comment 12: Investing in securities of small- and mid-cap companies is disclosed as a primary risk; therefore, please add this as a primary strategy.

Response: The disclosure currently states (in both the “Fund Overview” and “Details About the Fund” sections): “There are no restrictions on investment in terms of geography or market capitalization.” The Fund believes that this disclosure is sufficient to indicate that the Fund may invest in small and/or mid capitalization companies.

Comment 13: Consider whether additional disclosure is needed relating to the market capitalization of the investments of the Fund.

Response: As noted above in response to Comment 12, the current disclosure indicates that there is no restriction on investment in terms of market capitalization. The Fund believes that this disclosure is sufficient.

Comment 14: Please identify the maturity and credit quality requirements of fixed-income investments.

Response: The second sentence of the second paragraph under “Fund Overview- Principal Investment Strategies of the Fund” and the third sentence of the first paragraph under “Details About the Fund – Primary Investment Strategies” has been modified to read as follows (new language is underlined): “To meet coverage and collateral requirements associated with these

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derivative investments, and to invest excess cash, the Fund holds a portion of its portfolio in investment-grade short-term fixed-income securities.”

In addition, the penultimate paragraphs of “Fund Overview- Principal Investment Strategies of the Fund” and “Details About the Fund – Primary Investment Strategies” have been modified to reflect that the Fund may invest in fixed-income instruments (of any credit quality and any duration) of commodity-related companies.

Comment 15: Consider making more prominent that fact that the Fund may invest globally.

Response: The current disclosure includes that the strategies employed by the Fund offer “broad exposure to global commodities market trends across asset classes, industries, sectors, and regions.” Commodities are by their nature global instruments. The Fund believes the current disclosure is sufficient, and notes that although the actual commodities will likely be located in various countries, the issuers of the derivative instruments will in many cases not be in the same country.

Comment 16: If the Fund will use floating-rate swap transactions, consider adding interest rate risk disclosure.

Response: The Fund will use both fixed-rate and floating-rate swap transactions. The interest rate risk factor is now disclosed as a main risk of investing in the Fund.

Comment 17: With respect to the Subsidiary, please make the following representations:

a) Please represent that the adviser of the Subsidiary will have a Section 15 contract with the Subsidiary, or explain why there will not be a Section 15 contract.

b) Please represent that the board of directors of the Subsidiary be an independent board of directors that complies with Section 10 of the 1940 Act, or, if not, please explain why the proposed composition of the board of directors of the Subsidiary is appropriate.

c) Please represent that officers and directors of the Subsidiary will sign the registration statement of the Trust with respect to the Fund.

d) Please represent that the Subsidiary has designated an agent for the service of process in the United States.

e) Please represent that the financial statements of the Subsidiary will be presented with, or consolidated with, the financial statements of the Fund.

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f) Please represent that the holdings of the Subsidiary will be treated as holdings of the Fund for purposes of investment restrictions and limitations.

g) Please represent that the assets of the Subsidiary will be subject to the same custody requirements as those of the Fund (e.g., such assets will be subject to Rules 17f-5 and 17f-7).

Response:

(a) For administrative and other reasons, the Subsidiary will have an advisory contract with BlackRock, but it will not comply with Section 15 of the 1940 Act. The Fund notes that the assets of the wholly-owned Subsidiary are assets subject to the advisory agreement between BlackRock and the Trust, on behalf of the Fund.

(b) The Subsidiary will not have a board of directors that complies with Section 10 of the 1940 Act. However, as disclosed in the Registration Statement, the Subsidiary is managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund. Therefore, BlackRock, in managing the Subsidiary’s portfolio, is subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Subsidiary’s portfolio investments and shares of the Subsidiary. The Fund’s Chief Compliance Officer oversees implementation of the Subsidiary’s policies and procedures, and makes periodic reports to the Board of Trustees of the Trust regarding the Subsidiary’s compliance with its policies and procedures. The Fund and Subsidiary test for compliance with certain investment restrictions on a consolidated basis, except that with respect to its investments in certain securities that may involve leverage, the Subsidiary complies with asset segregation requirements to the same extent as the Fund. As a result, although the Subsidiary does not have a board of directors that complies with the 1940 Act, the Subsidiary operates subject to the oversight of the Board of Trustees of the Trust.

(c) The Fund represents that the appropriate officers and/or directors of the Subsidiary will sign the Registration Statement on behalf of the Subsidiary.

(d) The Fund represents that the Subsidiary has designated an agent for the service of process in the United States.

(e) The Fund represents that, as noted in the Registration Statement, the financial statements of the Subsidiary will be consolidated with the Fund’s financial statements in the Fund’s Annual and Semi-Annual Reports.

(f) The Fund represents that, as noted in the Registration Statement, the assets of the Subsidiary are subject to the same investment restrictions and limitations, and follow the same

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compliance policies and procedures, as the Fund, except that the Subsidiary does not invest in equity securities of commodity-related companies, and may invest without limitation in commodity-linked derivative instruments.

(g) The Fund represents that the assets of the Subsidiary will be subject to the same custody requirements as the assets of the Fund, including Rules 17f-5 and 17f-7.

Comment 18: The Staff requests that that the “Derivatives Risk” be set forth using sub-headings or bullets rather than as a single paragraph.

Response: Under “Details About the Fund – Main Risks of Investing in the Fund,” the “Derivatives Risk” has been modified as follows (note that risk disclosure relating to commodity-linked derivatives and commodity-linked notes has been moved to this risk factor):

“Derivatives Risk — Derivatives are volatile and involve significant risks, including:

Volatility Risk — The Fund’s use of derivatives may reduce the Fund’s returns and/or increase volatility. Volatility is defined as the characteristic of a security, an index or a market to fluctuate significantly in price within a short time period. A risk of the Fund’s use of derivatives is that the fluctuations in their values may not correlate perfectly with the overall securities or commodities markets.

Counterparty Risk — Derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligation.

Market and Liquidity Risk — Some derivatives are more sensitive to interest rate changes and market price fluctuations than other securities. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Fund to sell or otherwise close a derivatives position could expose the Fund to losses and could make derivatives more difficult for the Fund to value accurately. The Fund could also suffer losses related to its derivatives positions as a result of unanticipated market movements, which losses are potentially unlimited. Finally, BlackRock may not be able to predict correctly the direction of securities prices, interest rates and other economic factors, which could cause the Fund’s derivatives positions to lose value.

Hedging Risk — When a derivative is used as a hedge against a position that the Fund holds, any loss generated by the derivative generally should be substantially offset by gains on the hedged investment, and vice versa. While hedging can reduce or eliminate losses, it can also reduce or eliminate gains. Hedges are sometimes subject to imperfect matching between the derivative and the underlying security, and there can be no assurance that the Fund’s hedging transactions will be effective.

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Tax Risk — See “— Tax and Regulatory Risk” below.

Regulatory Risk — Recent legislation calls for new regulation of the derivatives markets. The extent and impact of the regulation is not yet known and may not be known for some time. New regulation may make derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the value or performance of derivatives.

Risks Specific to Certain Derivatives Used by the Fund

Commodity-Linked Derivatives — The value of a commodity-linked derivative investment typically is based upon the price movements of a commodity, a commodity futures contract or commodity index, or some other readily measurable economic variable. Commodity-linked derivatives provide exposure to the investment returns of commodities that trade in the commodities markets without investing directly in physical commodities. The value of commodity-linked derivative instruments may be affected by changes in overall market movements, volatility of the underlying benchmark, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs and international economic, political and regulatory developments. The value of commodity-linked derivatives will rise or fall in response to changes in the underlying commodity or related index. Investments in commodity-linked derivatives may be subject to greater volatility than non-derivative based investments. A highly liquid secondary market may not exist for certain commodity-linked derivatives, and there can be no assurance that one will develop.

Commodity-linked derivatives also may be subject to credit and interest rate risks that in general affect the values of fixed-income securities. Therefore, at maturity, the Fund may receive more or less principal than it originally invested. The Fund might receive interest payments that are more or less than the stated coupon interest payments.

Certain types of commodity-linked derivatives (such as total return swaps and commodity-linked notes) are subject to the risk that the counterparty to the instrument will not perform or will be unable to perform in accordance with the terms of the instrument.

In connection with the Fund’s direct and indirect investments in commodity-linked derivatives, the Fund will attempt to manage its counterparty exposure so

September 28, 2011 Page 11

as to limit its exposure to any one counterparty. However, due to the limited number of entities that may serve as counterparties (and which the Fund believes are creditworthy) at any one time the Fund may enter into swap agreements with a limited number of counterparties and may invest in commodity-linked notes issued by a limited number of issuers that will act as counterparties, which may increase the Fund’s exposure to counterparty credit risk. There can be no assurance that the Fund will be able to limit exposure to any one counterparty at all times.

Commodity-Linked Notes — The Fund’s investments in commodity-linked notes involve substantial risks, including the risk of loss of a significant portion of their principal value. In addition to commodity risk and general derivatives risk, they may be subject to additional special risks, such as risk of loss of interest and principal, lack of secondary market and risk of greater volatility, that do not affect traditional equity and debt securities.

If payment of interest on a commodity-linked note is linked to the value of a particular commodity, commodity index or other economic variable, the Fund might not receive all (or a portion) of the interest due on its investment if there is a loss of value of the underlying investment. To the extent that the amount of the principal to be repaid upon maturity is linked to the value of a particular commodity, commodity index or other economic variable, the Fund might not receive all or a portion of the principal at maturity of the investment. At any time, the risk of loss associated with a particular note in the Fund’s portfolio may be significantly higher than the value of the note.

A liquid secondary market may not exist for the commodity-linked notes that the Fund buys, which may make it difficult for the Fund to sell them at an acceptable price or to accurately value them. Commodity-linked notes are also subject to the counterparty credit risk of the issuer. That is, at maturity of a commodity-linked note, there is a risk that the issuer may be unable to perform its obligations under the terms of the commodity-linked note. Issuers of commodity-linked notes are typically large money center banks, broker-dealers, other financial institutions and large corporations. If the issuer becomes bankrupt or otherwise fails to pay, the Fund could lose money.

The value of the commodity-linked notes the Fund buys may fluctuate significantly because the values of the underlying investments to which they are linked are themselves extremely volatile. Additionally, the particular terms of a commodity-linked note may create economic leverage by requiring payment by the issuer of an amount that is a multiple of the price increase or decrease of the

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underlying commodity, commodity index or other economic variable. This would have the effect of increasing the volatility of the value of these commodity-linked notes as they may increase or decrease in value more quickly than the underlying commodity, commodity index or other economic variable. Therefore, at the maturity of the note, the Fund may receive more or less principal than it originally invested and may receive interest payments on the note that are more or less than the stated coupon interest payments.

Swaps — Swap agreements involve the risk that the party with whom the Fund has entered into the swap will default on its obligation to pay the Fund and the risk that the Fund will not be able to meet its obligations to pay the other party to the agreement.

Forward Foreign Currency Exchange Contracts — Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow the Fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.”

Comment 19: Is “Sector Risk” a reference to the Fund’s investment in the commodities sector? Please clarify the risk.

Response: Yes. The second sentence of “Sector Risk” in “Fund Overview – Principal Risks of Investing in the Fund” has been replaced with the following: “The Fund's investments will be concentrated in a group of industries that make up the Commodities Sector. Because the Fund is focused in specific industries, it may present more risks than if it were broadly diversified over numerous industries and sectors of the economy.”

Comment 20: Under “Conflicts of Interest” there is a reference to the Fund participating in a securities lending program. Please confirm whether such a program is pursuant to an exemptive order.

Response: Yes. The lending program is pursuant to an exemptive order granted to Apex Municipal Fund, Inc., et al. (Release Nos. 25062 (July 12, 2001) (notice) and 25100 (August 3, 2001) (order)). BlackRock relies on such exemptive order pursuant to a no-action letter dated September 26, 2006.

Comment 21: Please revise the “Valuation of Fund Investments” section to tailor it to the Fund in connection with the circumstances under which securities may be fair valued.

Response: The Fund believes the current disclosure is appropriate and reflects the fair valuation policies of the Fund.

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Statement of Additional Information

Comment 22: The sixth investment restriction currently states that the Fund may not:

“Purchase or sell commodities or contracts on commodities, except to the extent that the Fund may do so in accordance with applicable law and the Fund’s Prospectus and SAI, as they may be amended from time to time, and without registering as a commodity pool operator under the Commodity Exchange Act.”

In light of the fact that the Fund does invest in commodities, consider whether the restriction should be set forth as a positive statement that the fund will invest in commodities rather than as a negative statement.

Response: The investment restriction is consistently used with many BlackRock funds. The Fund does not believe it is confusing to investors, particularly given the first investment restriction, which states that the Fund may not (the relevant disclosure is underlined):

“Purchase any securities which would cause at 25% or more of the value of the Fund’s total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that (a) the Fund will cause 25% or more of its total assets at the time of purchase to be invested in equity securities issued by commodity-related companies, derivatives with exposure to commodity-related companies or investments in securities and derivatives linked to the underlying price movement of commodities, including but not limited to commodity-linked derivatives such as commodity-linked notes, commodity futures, forward contracts and swaps and other similar derivative instruments and investment vehicles that invest in commodities, or commodity-linked derivatives as described in the Prospectuses; (b) there is no limitation with respect to (i) instruments issued or guaranteed by the United States and tax exempt instruments issued by any state, territory or possession of the United States, the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions, and (ii) repurchase agreements secured by the instruments described in clause (i); (c) wholly-owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of the parents; and (d) utilities will be divided according to their services; for example, gas, gas transmission, electric and gas, electric and telephone will each be considered a separate industry.”

The Fund believes that the current restriction #6 correctly states the limitation on the Fund’s investments in commodities and contracts on commodities and therefore has not modified the restriction.

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* * * * * * * * * *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-7316 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Carol J. Whitesides

Carol J Whitesides

cc:	Ben Archibald Aaron Wasserman John A. MacKinnon